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                             January 27, 2023

       Ajay Kataria
       Chief Financial Officer
       Utz Brands, Inc.
       900 High Street
       Hanover, PA 17331

                                                        Re: Utz Brands, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2022
                                                            Form 8-K furnished
November 10, 2022
                                                            File No. 001-38686

       Dear Ajay Kataria:

               We have reviewed your January 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 3, 2023 letter.

       Form 8-K furnished November 10, 2022

       Exhibit 99.1, page 1

   1. We note your response to prior comment one. By definition non-GAAP measures are numerical measures of
historical or future financial performance, financial position, or cash flow that exclude
amounts included in, or include amounts excluded from, the most directly comparable
GAAP measure. As synergies are projections and not historical results they do not
comply with the definition or related requirements. Additionally such adjustments render the
measure more akin to pro forma like amounts but are not
                                                        calculated in
accordance with Article 11 of Regulation S-X. Please revise to remove acquisition synergies
from your non-GAAP measure.
 Ajay Kataria
Utz Brands, Inc.
January 27, 2023
Page 2

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameAjay Kataria                         Sincerely,
Comapany NameUtz Brands, Inc.
                                                       Division of Corporation
Finance
January 27, 2023 Page 2                                Office of Manufacturing
FirstName LastName